UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)
AMENDMENT NO. 1

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13(d)-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13(d)-2(a)

DSL.net, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

262506 10 8

(CUSIP Number)

Harry F. Hopper	Timothy P. Veith
Columbia Capital, L.L.C.	Alston & Bird LLP
1001 Bayhill Drive, Suite 300	Bank of America Plaza, 40th Floor
San Bruno, California 94006	Charlotte, NC 28280-4000
(703) 519-7981	(704) 444-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

(Continued on following pages)

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 2 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Columbia Capital Equity Partners III (QP), L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	4,564,025.65(1)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(2)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	8,524,279(1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,524,279

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		11.6%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Schedule 13D/A (this “Amendment”) for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities, as defined in Item 2; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors as defined in Item 2 of the Schedule 13D filed by the Reporting Persons and the Additional Investors on January 7, 2002 under an Agreement of Joint Filing (“Initial Statement”), as set forth in Item 5; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners and certain of its related entities (“VantagePoint Entities”) as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This Amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 3 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Columbia Capital Equity Partners II (QP), L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	598,265.50(1)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(3)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	1,116,166(1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,116,166

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		1.7%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 4 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Columbia Cardinal Partners, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	532,206.15(1)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(4)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	1,087,800(1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,087,800

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		1.6%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 5 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Columbia Broadslate Partners, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	3,041,178(1)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(5)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	6,216,000(1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,216,000

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		8.7%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 6 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Columbia Capital Equity Partners III (AI), L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	252,157.7(1)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(2)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	470,963(1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
470,963

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		0.7%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 7 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Columbia Capital Investors, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	18,332(1)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(4)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	18,332(1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,332

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.03%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 8 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Columbia Capital Equity Partners III (Cayman), L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	423,111(1)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(2)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	423,111(1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
423,111

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.7%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 9 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Columbia Capital Investors III, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	190,107(1)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(5)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	190,107(1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
190,107

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.3%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 10 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Columbia Capital Equity Partners III, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
	WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	5,239,294.35(5)(6)(7)
OWNED BY			9,707,098
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	0
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	9,418,353(5)(6)(7)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			9,418,353

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
			☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		12.7%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 11 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Columbia Capital Equity Partners, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
	WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	685,980.50(7)(8)
OWNED BY			9,707,098
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	0
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	1,203,881(7)(8)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			1,203,881

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
			☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		1.8%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 12 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Columbia Capital Equity Partners II (Cayman), L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	83,406(1)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(3)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	83,406(1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,406

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.1%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 13 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Columbia Capital Equity Partners II, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	4,309(1)
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(3)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	4,309(1)
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,309(1)

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.00%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 14 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Columbia Capital, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
	WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	550,538.15(7)(9)
OWNED BY			9,707,098
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	0
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	1,106,132(7)(9)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			1,106,132

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
			☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		1.7%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 15 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Columbia Capital III, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
	WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	7,657,537.35(7)(10)
OWNED BY			9,707,098
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	0
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	15,843,947.7(7)(10)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			15,843,947.7

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
			☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		19.6%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 16 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Columbia Capital Equity Partner, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
	WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	685,980.5(7)(11)
OWNED BY			9,707,098
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	0
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	1,203,881(7)(11)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			1,203,881

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
			☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		1.8%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 17 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Harry F. Hopper, III

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(7)(12)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	0
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	18,134,473(7)(12)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,134,473(7)(12)

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		21.8%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 18 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. Philip Herget, III

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(7)(12)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	0
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	18,134,473(7)(12)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,134,473(7)(12)

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		21.8%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

CUSIP NO. 262506 10 8	SCHEDULE 13D	PAGE 19 OF 29 PAGES

(1)	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James B. Fleming, Jr.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions)
WC; OO*

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

	(7)	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER**	9,707,098(7)(12)
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER	0
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER	18,134,473(7)(12)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,134,473(7)(12)

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		21.8%

(14)	TYPE OF REPORTING PERSON*		PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

*	See Item 3 of this Amendment for a description of the consideration paid by the Reporting Person with respect to certain of the shares beneficially owned by the Reporting Person.

**	Includes shares or voting power of all Columbia Entities; does not include the shares of Series Y Preferred Stock and Common Stock equivalents of the Issuer held by the Additional Investors; and does not include Common Stock and Common Stock equivalents held by VantagePoint Venture Partners Entities as set forth in Item 5. Shared voting power is limited to those matters described in Item 6 of the Initial Statement. The listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the Additional Investors, the VantagePoint Entities and the other Reporting Persons (other than its managers). This amendment relates only to changes with respect to information previously reported by the Reporting Persons as defined herein.

(1)	Includes (a) shares, or voting power related thereto, of the Issuer’s Series Y Preferred Stock (the “Series Y Shares”) currently convertible into shares of Common Stock and/or (b) shares of Common Stock that may be purchased pursuant to the exercise of certain warrants issued as described in Item 4, (the “Warrant Shares”). Pursuant to the provisions of the Issuer’s Series Y Certificate of Designations and applicable voting rights requirements of the Marketplace Rules of The Nasdaq Stock Market (“Nasdaq”), with respect to its Series Y Preferred Stock held, the Reporting Person has the right to 978.5 votes for each 2,000 shares of Common Stock held on an as converted basis (as adjusted for stock splits, stock dividends, recapitalizations or the like). See Table 1 in Item 5 which sets forth the Series Y Shares that are currently convertible (and the Common Stock equivalents, on an as-converted basis, of such Series Y Shares and the Warrant Shares.

(2)	The Reporting Person is managed by its general partner, Columbia Capital Equity Partners III, L.P., whose general partner is Columbia Capital III, L.L.C. Voting and disposition of such shares are controlled by such managing Reporting Persons. Voting power is not shared with any other person (other than its managers), except with respect to the matters described in Item 6..

(3)	Reporting Person is managed by Columbia Capital Equity Partners, L.L.C. Voting and disposition of such shares are controlled by such managing Reporting Persons. Voting power is not shared with any other person (other than its managers), except with respect to the matters described in Item 6.

(4)	Reporting Person is managed by Columbia Capital, L.L.C. Voting and disposition of such shares are controlled by such managing Reporting Persons. Voting Power is not shared with any other person (other than its managers), except with respect to the matters described in Item 6.

(5)	Reporting Person is managed by Columbia Capital III, L.L.C. Voting and disposition of such shares are controlled by such managing Reporting Persons. Voting power is not shared with any other person (other than its managers), except with respect to the matters described in Item 6.

(6)	Reporting Person is the general partner of each of Columbia Capital Equity Partners III (QP), L.P., Columbia Capital Equity Partners III (AI), L.P., and Columbia Capital Partners III (Cayman), L.P. and as such, controls the voting and disposition with respect to shares held by such entities.

(7)	Listed shares relate only to shares held by the entity(ies) managed by the Reporting Person.

(8)	Reporting Person is the general partner of Columbia Capital Equity Partners II (QP), L.P., Columbia Capital Equity Partners II (Cayman), L.P. and Columbia Capital Partners II, L.P. and as such, controls the voting and disposition with respect to shares held by such entities.

(9)	Reporting Person is the manager of Columbia Cardinal Partners, L.L.C., and Columbia Capital Investors, L.L.C. and as such, controls the voting and disposition with respect to shares held by such entities.

(10)	Reporting Person is the managing member of Columbia Broadslate, L.L.C. and Columbia Capital Investors III, L.L.C. and is the General Partner of Columbia Capital Partners III, L.P., which is the general partner of Columbia Capital Equity Partners III (QP), L.P., Columbia Capital Equity Partners III (Cayman), L.P., and Columbia Capital Partners III (AI), L.P., and as such , controls the voting and disposition with respect to shares held by such entities.

(11)	Reporting Person is managing partner of Columbia Capital Equity Partner II (QP), L.P., Columbia Capital Equity Partners II (Cayman), L.P. and Columbia Capital Equity Partners II, L.P., and as such , controls the voting and disposition with respect to shares held by such entities.

(12)	Reporting Person is a managing member of Columbia Capital III, L.L.C., Columbia Capital, L.L.C. and Columbia Capital Equity Partners, L.L.C., one of which serves as the manager or general partner of each of the respective Columbia Capital Entities Reporting Persons (as defined in Item 2 below) or its general partner or manager. Listed shares relate to all of the shares held beneficially by the Columbia Entities (as defined in Item 2 below).

Page 20 of 29 Pages

Item 1.      Security and Issuer.

     This amended statement on Schedule 13D/A (the “Amendment”) relates to the issuance of warrants, as reported in Table 1 of Item 5 below (the “Warrants”), to purchase shares of common stock, par value $0.0005 per share (the “Common Stock”), of DSL.net, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Company are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511.

Item 2.      Identity and Background.

   (a), (b), (c) and (f).

     This Statement is filed by (1) Columbia Capital Equity Partners II (QP), L.P., a Delaware limited partnership, (2) Columbia Capital Equity Partners II (Cayman), L.P., a Cayman Islands limited partnership, (3) Columbia Capital Equity Partners II, L.P., a Delaware limited partnership, (4) Columbia Capital Equity Partners III (QP), L.P., a Delaware limited partnership, (5) Columbia Capital Equity Partners III (Cayman), L.P., a Cayman Islands limited partnership, and (6) Columbia Capital Equity Partners III (AI), L.P., a Delaware limited partnership (collectively, (1) — (6) the “Columbia Guarantors”), (7) Columbia Capital Investors, L.L.C., a Delaware limited liability company, (8) Columbia Capital Investors III, L.L.C., a Delaware limited liability company, (collectively, (1) — (8), the “Columbia Warrant Holders”), (9) Columbia Cardinal Partners, L.L.C., a Virginia limited liability company, (10) Columbia Broadslate Partners, L.L.C., a Virginia limited liability company (collectively, (1), (4), (6), (9) and (10), the “Series Y Holders”), (11) Columbia Capital Equity Partners III, L.P., a Delaware limited partnership, (12) Columbia Capital Equity Partners, L.L.C., a Delaware limited liability company, (13) Columbia Capital, L.L.C., a Delaware limited liability company, (14) Columbia Capital III, L.L.C., a Delaware limited liability company, (15) Harry F. Hopper, III, a United States citizen, (16) James B. Fleming, Jr., a United States citizen, (17) R. Philip Herget, III a United States citizen (collectively, (11)-(17), the “Columbia Managers;” collectively, (1) — (14), the “Columbia Entities;” and, collectively (1)-(17), for purposes of this Amendment, the “Reporting Persons”). This Amendment relates only acquisitions as a result of the holdings of the Columbia Warrant Holders and the related effect of such holdings upon the other Reporting Persons (as set forth in the initial Schedule 13D filed by certain of the Reporting Persons and the Additional Investors on January 7, 2002 (the “Initial Statement”)). This Amendment reflects only changes to the Reporting Persons as herein defined and does not affect the reports of the Additional Investors with respect to information provided in the Initial Statement. Capitalized terms shall have the meanings set forth in the Initial Statement, except as otherwise defined herein.

    (d)  and (e).

     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

     The consideration paid for the Warrants as reported in Item 4 below was the execution and delivery by the Columbia Guarantors to Fleet National Bank (“Fleet”) of a guarantee of a loan made by Fleet to the Issuer in the aggregate principal amount of $1,100,000, plus certain additional expenses.

Page 21 of 29 Pages

     Under the terms of the Reimbursement Agreement, dated December 27, 2002 (the “Reimbursement Agreement”), by and among the Issuer, the Columbia Warrant Holders, VantagePoint Venture Partners III (Q), L.P., for itself and as administrative agent (“VantagePoint”), and The Lafayette Investment Fund, L.P. (“Lafayette”), Charles River Partnership X, Charles River Partnership X-A, Charles River Friends X-B, L.L.C., or Charles River Friends X-C, L.L.C. (collectively, the “Charles River Entities” and with Lafayette, the “Additional Guarantors”), in the event that the Issuer does not borrow any loans under the Credit Agreement (as defined in Item 4 below) on or before March 31, 2003, then the Credit Agreement will terminate automatically on March 31, 2003 pursuant to its terms and all Guaranties (as defined in Item 4 below) shall automatically terminate on March 31, 2003 pursuant to their respective terms (the “Termination Event”). In the event of a Termination Event, (i) the Columbia Warrant Holders’ rights and obligations under each operative document to which they are a party shall automatically terminate and each such Columbia Warrant Holder shall be deemed released from the operative transaction document and (ii) any Warrants issued to the Columbia Warrant Holders as disclosed herein in connection with the transactions contemplated by the operative documents shall be deemed terminated as of the date of such Termination Event.

Item 4.      Purpose of Transaction.

     On December 27, 2002, the Columbia Guarantors and VantagePoint entered into guaranties (collectively, as amended and in effect from time to time, the “Guaranties” and each a “Guaranty”) in an aggregate amount of up to $6,100,000, plus certain additional expenses, to support the obligations of the Issuer under a Revolving Credit and Term Loan Agreement, dated as of December 13, 2002, the “Credit Agreement”), between the Issuer and Fleet. The Columbia Guarantors’ portion of these Guaranties was in an aggregate amount of $1,100,000. Under the terms of the Reimbursement Agreement, it is contemplated that the Additional Guarantors may enter into guaranties with Fleet in an aggregate amount of up to an additional $630,000, thereby entitling them to certain additional Warrants as specified in the Reimbursement Agreement and further described below.

     As consideration for the issuance of the Guaranties, the Issuer entered into the Reimbursement Agreement, which provided for the reimbursement by the Issuer to the Guarantors of any amounts drawn by Fleet under the respective Guaranties. In addition, each of the parties to the Reimbursement Agreement are secured by a Security Agreement, dated December 27, 2002, executed by the Issuer and certain of its subsidiaries in favor of administrative agent for itself and the benefit of the Guarantors (the “Security Agreement”), included as Exhibit E in Item 7. The obligations under the Reimbursement Agreement are also guarantied by certain of the subsidiaries of the Issuer (each a “Subsidiary Guarantor”) pursuant to a Subsidiary Guaranty, dated as of December 27, 2002 (the “Subsidiary Guaranty”) included as Exhibit F in Item 7. As noted herein, the Issuer also issued the Warrants to the Guarantors as consideration for the guarantees.

     Pursuant to the Reimbursement Agreement, if the Additional Guarantors enter into a Guaranty on or before January 31, 2003, with Fleet to guaranty the Issuer’s obligations under the Credit Agreement, then each Additional Guarantor, on the date of execution of its Guaranty, shall be issued a Warrant to purchase the Issuer’s Common Stock as specified in the Reimbursement Agreement. As of the date hereof, such additional Guaranties have not been entered into and such additional Warrants have not been issued. Each Additional Guarantor that is entitled to receive a Warrant pursuant to the Reimbursement Agreement will receive the right to purchase that number of shares equal to its ratable share of 10,000,000 shares of the Issuer’s Common Stock as set forth on Schedule 3 of the Reimbursement Agreement, which is included in Exhibit C in Item 7. To the extent that any excess Warrant shares have not been issued as of January 31, 2003, then no later than February 4, 2003, the Issuer shall issue an additional Warrant to each Guarantor (other than the Additional Guarantors that have not entered into a Guaranty) equal to such Guarantor’s ratable share of the excess Warrant shares.

Page 22 of 29 Pages

Item 5.      Interest in Securities of the Issuer.

   (a)  and (b).

     (i)  As of the date hereof, the Reporting Persons are deemed the beneficial owners in the aggregate of the number and percentage of the Issuers’ Common Stock set forth in Table 1 below.

Table 1

Series Y Shares (and Common Stock Equivalents (CSE’s)) and Warrants

	Total CSE's	Total CSE's	Total CSE's	% of Total
	of all	of all	of all	Common
Holders*	Series Y Shares**	Warrants	Holdings **	Shares

Columbia Capital Equity Partners III (QP), L.P.	7,753,800	770,479	8,524,279	11.6%
Columbia Capital Equity Partners II (QP), L.P.	1,014,000	102,166	1,116,166	1.7%
Columbia Cardinal Partners, L.L.C	1,087,800	0	1,087,800	1.6%
Columbia Broadslate Partners, L.L.C	6,216,000	0	6,216,000	8.7%
Columbia Capital Equity Partners III (AI), L.P.	428,400	42,563	470,963	0.7%
Columbia Capital Equity Partners II (Cayman), L.P.	0	83,406	83,406	0.1%
Columbia Capital Equity Partners II, L.P.	0	4,309	4,309	.00%
Columbia Capital Investors, L.L.C	0	18,332	18,332	0.03%
Columbia Capital Equity Partners III (Cayman), L.P.	0	423,111	423,111	0.7%
Columbia Capital Investors III, L.L.C	0	190,107	190,107	0.3%
Totals	16,500,000	1,634,473	18,134,473	21.8%

*	This table lists only the Series Y Holders and Columbia Warrant Holders, and not the Reporting Persons which manage such Series Y Holders and Columbia Warrant Holders and which are therefore indirect beneficial owners of the shares listed in this table. For an explanation of the manager affiliates, see the footnotes included in this Amendment immediately following the cover pages.

**	See footnote 1 included in this Amendment immediately following the cover pages.

     (ii)  Based upon information provided by the VantagePoint Entities in their Schedule 13D, as amended, the members of the Series X Investors beneficially own, collectively, 20,000 shares of Series X Preferred Stock, convertible into 111,111,111 shares of the Issuer’s Common Stock, 21,872,749 shares of Common Stock, and warrants to purchase the 83,314 shares of Common Stock (but

Page 23 of 29 Pages

excluding warrants issued in connection with the Reimbursement Agreement). The Additional Investors beneficially own, collectively, 6,750 shares of Series Y Preferred Stock, convertible into 13,500,000 shares of Issuer’s Common Stock and representing the right to 6,604,875 votes on a Common Stock equivalent basis. In addition, pursuant to the Warrants issuable pursuant to the Reimbursement Agreement, the Columbia Warrant Holders hold 1,634,473 additional shares of Common Stock and VantagePoint holds 10,379,420 additional shares of Common Stock, with 936,107 additional Warrant shares issuable on a pro rata basis to such parties or the Additional Guarantors. With respect to those matters on which they vote together under the Stockholders Agreement, the shares of capital stock held by the Series X Investors, the Series Y Holders and the other Reporting Persons referenced in this Amendment constitute 78.9% of the voting power represented by all shares of Common Stock outstanding (including for this purpose (1) the shares of Series X Preferred Stock and Series Y Preferred Stock currently outstanding, (2) 10,462,734 shares of Common Stock issuable upon the exercise of warrants held by the VantagePoint Entities and (3) 2,570,580 shares of Common Stock issuable upon the exercise of Warrants held by the Guarantors and/or the Additional Guarantors). By virtue of the Stockholders Agreement, the VantagePoint Entities, the Columbia Entities and the Additional Investors, may be deemed to be a group (within the meaning of Section 13(d) of the Exchange Act) that is comprised of each member of the Series X Investors and the Series Y Holders, and the Columbia Warrant Holders. Each Reporting Persons expressly disclaims beneficial ownership of the shares of capital stock of the Issuer owned by the Series X Investors, the Additional Investors, and the other Reporting Persons (other than its manager, as applicable).

     (c). None of the Reporting Persons has effected any transactions in the class of securities reported in this Amendment since January 7, 2002, the date on which the Initial Statement was filed with the SEC.

     (d)  and (e).

          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described in the Initial Statement and this Amendment, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division or profits or loss, or the giving or withholding of proxies.

     The Voting Agreements as described in the Initial Statement have been terminated in accordance with their terms and are of no further force and effect.

Page 24 of 29 Pages

Item 7.      Materials to be Filed as Exhibits.

     The following documents are filed as exhibits:

A. Agreement of Joint Filing, dated as of January 10, 2003.

B. Guaranty

C. Reimbursement Agreement

D. Form of Warrant

E. Security Agreement

F. Subsidiary Security Agreement

Page 25 of 29 Pages

SIGNATURE

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2003

COLUMBIA CAPITAL EQUITY PARTNERS III (QP), L.P.

By:	Columbia Capital Equity Partners III, L.P. its general partner

By:	Columbia Capital III, L.L.C. its general partner

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS II (QP), L.P.

By:	Columbia Capital Equity Partners, L.L.C. its general partner

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CARDINAL PARTNERS, L.L.C.

By:	Columbia Capital, L.L.C. Managing Member

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA BROADSLATE PARTNERS, L.L.C.

By:	Columbia Capital III, L.L.C. Managing Member

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III (AI), L.P.

By:	Columbia Capital Equity Partners III, L.P. its general partner

By:	Columbia Capital III, L.L.C. its general partner

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS, L.P.

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III, L.P.

Columbia Capital III, L.L.C. its general partner

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CAPITAL III, L.L.C.

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS, L.L.C.

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS II (CAYMAN), L.P.

By:	Columbia Capital Equity Partners, L.L.C., its general partner

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS II, L.P.

By:	Columbia Capital Equity Partners, L.L.C., its general partner

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CAPITAL INVESTORS, L.L.C.

By:	Columbia Capital, L.L.C., its Manager

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CAPITAL EQUITY PARTNERS III (CAYMAN), L.P.

By:	Columbia Capital Equity Partners III, (Cayman), Ltd., its general partner

By:	Columbia Capital Equity Partners III, L.P., its sole shareholder

By:	Columbia Capital III, L.L.C. its general partner

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CAPITAL INVESTORS III, L.L.C.

By:	Columbia Capital III, L.L.C. its Manager

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

COLUMBIA CAPITAL, L.L.C.

By:	/s/ Donald A. Doering

Donald A. Doering Chief Financial Officer

/s/ Harry F. Hopper, III

Harry F. Hopper, III

/s/ R. Philip Herget, III

R. Philip Herget, III

/s/ James B. Fleming, Jr.

James B. Fleming, Jr.